 Exhibit 4.7

Executive Employment Agreement

EXECUTIVE EMPLOYMENT AGREEMENT

April 24, 2017

Dear Pravin,

Here are the terms and conditions of your employment with Infosys Limited (the “Company”).

1	Effective Date

This Executive Employment Contract (the “Agreement”) is made effective as of November 01, 2016 (“Effective Date”)

2	Role

Your role is Chief Operating Officer of Infosys.
Your Title is Director

3	Location

Your location of employment is Bangalore, India (“work location”). You may be asked to relocate to any of our units, departments or the offices of our affiliates, depending on business requirements. In such an event, your remuneration and other benefits shall be determined in accordance with the relevant policies of the Company in that work location.

For the purpose of this agreement, “affiliate” means any entity that controls, is controlled by, or is under common control with the Company. For purposes of this Agreement, "control" means possessing, directly or indirectly, the power to direct or cause the direction of the management, policies or operations of an entity, whether through ownership of voting securities, by contract or otherwise.

Please be advised that you, by accepting these terms and conditions, hereby give your irrevocable consent to the above.

4	Leave

You are eligible for 20 working days of leave annually.

Leave is credited on a quarterly basis.

5	Compensation and Benefits

	5.1			Salary

Your Fixed Salary will be INR 3,854,167 per month and Total Gross Salary inclusive of Performance Bonus (at an indicative payment of 100%) will be INR 7,083,334 per month. The break-up of your salary has been provided in the Compensation Details sheet.

	5.2			Performance Bonus (Variable Pay)

You will be eligible to participate in the Company’s discretionary Bonus Plan. Your Performance Bonus is INR 3,229,167 per month at 100% payout (capped at maximum of 120%) on achievement of annual targets set by the Board or by the Committee less applicable tax withholdings to be paid, and payable at such intervals as may be decided by the Board or the Committee from time to time.

	5.3			Superannuation

You are eligible for a Superannuation / Superannuation Allowance which is calculated at 15% of your Basic Salary. Out of this amount, a maximum amount of INR 8,333 per month will be contributed to the Superannuation Fund of the Company; the balance amount shall be paid to you as a part of your monthly salary. The break-up of your compensation has been provided in the Compensation Details sheet at Annexure I.

	5.4			Ex - Gratia / Bonus

You will be eligible for an Ex - Gratia/ Bonus payout which is calculated at 20% of the Basic Salary as mentioned in the Compensation Details sheet of this letter. The mode of payment for Financial Year FY2016-17 will be as follows:

95% of the bonus amount mentioned in the Compensation Details sheet will be paid out on a monthly basis. The balance amount will be paid out at the end of the financial year.

	5.5			Other Allowances

The Other Allowances will be paid to you as part of your salary every month. The components are as follows: House Rent Allowance, Leave Travel Allowance, Medical Allowance and Personal Allowance.

	5.6			Taxes

All payments shall be subject to applicable taxes and statutory withholding.

6	National Pension Scheme

We offer all our India based employees the option to contribute towards the National Pension Scheme. This is an optional retirement benefit introduced by the Government of India for all its citizens. It enables accumulation of retirement corpus during active employment with add-on tax breaks.

7	Insurance

You will be eligible to participate in a Group Health Insurance Scheme. You may choose to enhance the coverage with other participatory optional health insurance plans (Gold and Platinum).You will be covered by default under the Standard Plan which provides you and your family (your spouse and two children up to the age of 22 years) with a cover of INR 400,000 per annum.

You will be covered under the Group Life Insurance Scheme, managed by Infosys Employee Welfare Trust which provides you with a total Life Insurance cover of INR 2,02,00,000 of which INR 1,02,00,000 is covered towards natural death, and INR 1,00,00,000 towards an accidental death. All employees become members of Infosys Welfare Trust, by one-time payment of INR 250 and fixed monthly contribution of INR 350.

8.	Equity Plan

Subject to approval by the Board of the Company or the Nomination and remuneration Committee, you may from time to time be granted equity-based compensation awards in respect of shares of common stock of Parent, pursuant to the Company’s Stock Incentive Plan “2015 Stock Incentive Compensation Plan” (the “Plan”). Such equity-based awards will be subject to the terms and conditions of the Plan in force from time to time and the applicable award agreement. Stock Compensation for periods beyond fiscal 2016, will be granted on achievement of performance conditions, decided by the Board or the Committee each year. Such stock compensation shall not exceed INR 50,000,000 per annum.

9.	Expenses

The Company will reimburse you, or pay for, actual and reasonable travel, entertainment, security, or other expenses incurred by you pursuant to or in connection with the performance of his duties.

10.	Minimum remuneration

Further and notwithstanding anything herein, should the Company incur a loss or have inadequate profits in any financial year closing on and after March 31, 2017, during the tenure of U B Pravin Rao as a Whole-time Director of the Company, the Company shall pay to U B Pravin Rao an aggregate remuneration not exceeding the limits specified under Section II of Part II of Schedule V to the Companies Act, 2013 (including any statutory modifications or re-enactment(s) thereof, for the time being in force), or any other applicable for the time being in force.

11.	Annual increase

Annual increments to components of your compensation will be determined on an annual basis by the Board or the Committee at its sole discretion, taking into account the Company’s prior years’ audited financial performance and independent compensation benchmarks.

12.	Termination of Employment

	12.1	Resignation: You may resign from employment with the Company by providing three months’ notice. You are expected to serve the Company diligently during this period of notice, in accordance with all applicable Company polices. The Company may at its sole discretion waive all or part of the notice or allow you to pay in lieu of the notice. Any resignation would have to be accepted by the Company to become effective.

	12.2	Termination by the Company: The Company may terminate your services by giving three [3] months’ notice or salary in lieu thereof.

	12.3	Termination by Company for Cause: Notwithstanding anything mentioned in this Agreement, the Company may terminate your employment with immediate effect without notice or payment in lieu of notice for Cause (defined below). The Company may also terminate employment with immediate effect, without any notice or payment in lieu of notice, on grounds prescribed under law or Company policies.

	12.4	Termination on account of disability or illness: If on account of illness or disability you are prevented from properly performing duties for period of [3] months in any one year or for consecutive period of [3] months, the Company may immediately terminate your employment by providing you [3] months’ notice or salary in lieu of notice.

	12.5	Retirement: You will automatically retire from the Company on attaining the age of [60] years. An extension may however, be given at the discretion of the Company.

	12.6	Garden Leave: The Company shall be entitled to place you on garden leave during the period of notice. The Company reserves its right during garden leave to:
		a	cease to vest in, or assign to you, any powers or duties or to provide any work to you;
		b	change your designation or duties as the Company decides appropriate;
		c	prevent you from contacting or communicating with any current, former or proposed clients, customers, employees, or vendors of the Company;
		d	exclude you from the premises of the Company; and/or
		e	announce to employees, clients, customers, vendors and other relevant persons of the Company that you have been given notice of termination or that you have resigned.
During the garden leave, you shall continue to be employed by the Company and shall be paid salary and other applicable benefits. You shall be required to comply with any conditions laid down by the Company during the period of garden leave and the duties of confidentiality and good faith shall continue to apply, together with all of the obligations contained in this letter.

	12.7	If any Letter of Authority or Power of Attorney is issued to you during the term of your employment with the Company, you shall return it on demand or on termination of employment with the Company.

	12.8	The Company may set off any amounts owing and payable by you to the Company at the time of termination of your employment against any amount then payable to you by the Company.

13.	Termination Benefits

	13.1	Termination Without Cause - If your employment terminates without Cause, you shall be entitled to Accrued Obligations, Severance Benefits, and Severance Compensation.

	13.2	Termination upon Disability - If your employment terminates due to disability or illness as per clause 9.4 above, you shall be entitled to Accrued Obligations and Severance Benefits, in addition to any insurance proceeds due pursuant to the section entitled Insurance.

	13.3	Termination upon Death - If your employment terminates due to death, your legal heirs or nominees, as applicable, shall be entitled to Accrued Obligations and Severance Benefits, in addition to any insurance proceeds due pursuant to the section entitled Insurance.

	13.4	Termination For Cause - If your employment terminates for Cause, you shall be entitled to Accrued Obligations, and the Company shall have no obligation to provide any of the Severance Benefits or Severance Compensation.

	13.5	Voluntary Resignation- If you voluntarily resign from the Company and the Company accepts such resignation, subject to you serving the notice period diligently, you shall be entitled to Accrued Obligations.

	13.6	Related Definitions

	a.	"Accrued Obligations" means the sum of the following unpaid benefits as of the Date of Termination:

		i	“Accrued Salary” means payment of any earned but unpaid portion of Executive's annual fixed salary as in effect from time to time ("Fixed Salary") through and including your Date of Termination

		ii	“Accrued Expenses” means reimbursement for any reasonable, unreimbursed and documented business expense you have incurred in performing your duties hereunder and which are reimbursable as per the Company’s policies;

		iii	“Accrued Benefits” means payment of any accrued but unpaid benefits (like Bonus payments, Annual Leaves), and any other rights, as per the terms of the applicable benefit plans or programs of the Company.

	b.	“Cause” means, as reasonably determined by the Company, the occurrence of any of the following: 1) any misappropriation of corporate funds; 2) commission or conviction for or a guilty plea to a serious crime ;3) engaging in any activity that you know or should know could harm the Company, its business or reputation; 4) material failure to adhere to the Company’s corporate codes, policies or procedures; 5) a breach of any covenant in your employment or any intellectual property agreement, 6); failure by you to substantially perform your duties or follow management direction if failure is not cured to the Company’s satisfaction within a reasonable period of time after a written demand for substantial performance is delivered to you; or 7) violation of any statutory, contractual or common law duty or obligation to Infosys, including without limitation the duty of loyalty. Notwithstanding the foregoing, the mere failure to achieve performance objectives will not constitute Cause.

	c.	"Date of Termination" means:

		i	if your employment is terminated by the Company for Cause, the date of receipt of the Notice of Termination or any later date specified therein, as the case may be,

		ii	if your employment is terminated by the Company other than for Cause or disability, the Date of Termination shall be your last day of employment;

		iii	if your employment is terminated by reason of death, retirement or disability, the Date of Termination shall be the date of death or retirement or the disability Effective Date, as the case may be; or

		iv	in the event of your resignation from the Company, the Date of Termination shall be the date communicated by the Company in this respect.

	d.	"Severance Benefits" means the following:

		i	Bonus - Payment of bonus earned for the prevailing bonus cycle till the Date of Termination based on the payout percentage of the previous bonus cycle and guided by the Company's bonus plan.

		ii	Options - The treatment of any outstanding equity awards shall be governed by the terms of the Plan, agreements evidencing the awards and the plans under which the awards were granted.

	e.	Severance Compensation - You shall receive, on the sixtieth (60th) day following the Date of Termination (the “Payment Date”), a lump sum cash amount (less all applicable withholdings) equal to Nine (9) months of your Fixed Salary then in effect, subject to the execution of a waiver and release agreement in a form acceptable to the Company.

	f.	No other obligations: Upon cessation of your employment, the Company, the group companies or any of their respective shareholders, affiliates, directors, officers or employees, shall not have any obligation of any description whatsoever to compensate, pay remuneration or otherwise make any payments or distributions of any nature whatsoever to you and on any ground whatsoever except as otherwise agreed in this letter.

14.	Confidentiality

You acknowledge, and are aware, that during the course of your employment with the Company you will come into possession of valuable information / technical know-how and proprietary information of the Company, including but not limited to current and future business information of the Company, its clients, suppliers or employees.

You undertake to keep all such information in strict confidence, and reaffirm that you shall fully adhere to all confidentiality obligations that are set forth in your current terms of employment.

15.	Non-Compete and Non Solicitation

	(1)			Covenants Regarding Competition: During the period of employment with the Company and for a period of six months after termination of employment from the Company for whatsoever reason, you shall not:
	a.		Seek or accept any employment from a Competitor of the Company. For the purposes of this provision, "Competitor" shall include, but not be limited, to mean the following entities and their wholly owned subsidiaries:

			i	Tata Consultancy Services Limited.
			ii	Accenture Limited.
			iii	International Business Machines Corporation.
			iv	Cognizant Technology Solutions Corporation.
			v	Wipro Limited.
			vi	Tech Mahindra Limited.
			vii	Capgemini

	b.		Seek or accept any employment with any Customer for whom you performed services as an employee of the Company within the last twelve months of your employment with the Company.

	c.		Solicit business from, do business with or render services to, in any capacity, directly or indirectly, to any entity that is or was a Company client or Customer within the last twelve months of your employment with the Company, for a purpose or in a manner that is in any way competitive with the Company’s business.

If, during or after your employment with the Company, you seek to work elsewhere, you agree to provide a copy of this Agreement to any person or entities seeking to hire you before accepting employment with or engagement by any such person or entity.

	(2)			Solicitation of Employees You agree that for a period of twelve (12) months immediately following the termination of your relationship with the Company for any reason, whether with or without cause, you shall not either directly or indirectly solicit, induce, recruit or encourage any Company employee to leave the Company, or take away such employees, or attempt to solicit, induce, recruit, encourage or take away employees of the Company, either for yourself or for any other person or entity.

16	Other terms and conditions

You agree not to undertake employment, whether full-time or part-time, as the Director / Partner / Member / Employee of any other organization / entity engaged in any form of business activity without the consent of Infosys. The consent may be given subject to any terms and conditions that the Company may think fit and may be withdrawn at any time at the discretion of the Company.

You hereby acknowledge and agree to abide by all internal Policies of the Company, on the intranet ‘Sparsh’. Company reserves the right to change these Policies at any time in its absolute discretion.

You shall be required to sign certain mandatory agreements, including but not limited to the Confidentiality, Intellectual Property Rights, the Code of Business Conduct and Ethics and your employment shall be governed by all the rules and regulations, as amended from time to time, of the Company as applicable to your employment with us.

You agree that the compensation and benefits provided under this agreement will be subject to forfeiture, cancellation, recoupment or clawback under any clawback or recoupment policy adopted by the Company and as may be in effect from time to time or as required by applicable laws, government regulations and stock exchange requirements. You further agree that any incentive compensation paid or payable to you will be subject to forfeiture, cancellation, recoupment or clawback in accordance with the terms of the U.S. Dodd Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and rules and regulations thereunder in the event the Company is required to restate its financial statements, regardless of whether the Company is then subject to the Dodd-Frank Act.

This agreement (including the policies of the Company) constitutes the entire agreement between you and the Company regarding the terms of your employment and it is the complete, final, and exclusive embodiment of your agreement with regard to this subject matter and supersedes any other promises, warranties, representations or agreements, whether written or oral. It is entered into without reliance on any promise or representation other than those expressly contained herein, and it cannot be modified or amended except in writing signed by an authorized officer of the Company.

If any of the terms or conditions of this offer are found to be illegal or unenforceable, such terms shall be treated as severable from the rest of the terms and conditions of this offer and the remaining terms and conditions shall continue in force.

This agreement shall be governed by the laws of India and you hereby agree to the exclusive jurisdiction of the courts in Bangalore, India.

Yours sincerely,

Vishal Sikka

Chief Executive Officer and Managing Director

ACCEPTED AND AGREED:

Date: ___________________________________________

Signature: _______________________________________

Print Your Name: _________________________________

Enclosures: Bonus Plan

ANNEXURE – I

COMPENSATION DETAILS (All figures in INR per month)
NAME	Mr. Pravin Rao U. B.
TITLE AND ROLE	Director and Chief Operating Officer
ROLE DESIGNATION	Chief Operating Officer
1. MONTHLY COMPONENTS (INR per month)
BASIC SALARY	875,680
HOUSE RENT ALLOWANCE (@ 10% of Basic)	87,568
MEDICAL ALLOWANCE (@ 5% of Basic)	43,784
LEAVE TRAVEL CONCESSION / ALLOWANCE (@ 5% of Basic)	43,784
SUPERANNUATION ALLOWANCE	123,019
BONUS / EX-GRATIA (@20% of Basic)	175,136
PERSONAL ALLOWANCE	2,349,661
MONTHLY GROSS SALARY	2,719,927

2. RETIRAL BENEFITS (INR per month)
PROVIDENT FUND - 12% of (Basic)	105,082
SUPERANNUATION - Maximum Contribution up to INR 8,333	8,333
GRATUITY - 4.81% of (Basic)*	42,120
3. FIXED GROSS SALARY (1+2)	3,854,167

4. PERFORMANCE BONUS (INR per month)	At an indicative Payout of 100%
Performance Bonus	3,229,167
TOTAL GROSS SALARY (Inclusive of Performance Bonus) (3+4)	7,083,334

*The gratuity amount set out above is an approximation. Your eligibility and the final pay out of any Gratuity amounts will be determined in strict accordance with the provisions of the Payment of Gratuity Act.

Please note that your acceptance of the above mentioned salary will be considered as an acceptance of the other terms laid out in the letter in addition to your existing terms of employment.